Exhibit 99.48

Mogo Secures New Credit Facility of up to $40 million from Fortress

Lowers interest rate, Increases available loan capital, extends maturity

VANCOUVER, Sept. 25, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) (“Mogo”), a leading Canadian digital finance company, today announced that it has finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”) from funds managed by affiliates of Fortress Investment Group LLC (NYSE: FIG) (“Fortress”). The new credit facility will be used to repay and replace Mogo’s existing $30 million facility with Fortress (“Credit Facility – ST”). This new credit facility, which has a lower effective interest rate and extends the maturity date by two years to July 2, 2020, will primarily be used to fund the Company’s high yielding line of credit products. The new facility is in addition to the Company’s existing $50 million Fortress facility (Credit Facility – Liquid), which has an initial interest rate of 9.5% and can be expanded, under certain conditions, up to $200 million.

“Fortress continues to be an excellent partner as we grow our high yielding loan portfolio alongside the ramp of our new fee-based products,” said Greg Feller, President & CFO of Mogo. “This new facility increases our available loan capital on more favourable terms and extends the maturities of all of our funding facilities to 2020.”

“We are excited to continue to expand our relationship with Mogo, which we see as one of the most innovative financial technology companies in North America,” said Dominick Ruggiero, Managing Director at Fortress and co-Chief Investment Officer of the Fortress Secured Lending Fund.

The new facility will have an effective interest rate of 14.5% (based on an initial credit facility interest rate of an adjusted LIBOR plus 12.5% with a LIBOR floor of 2%). If the new facility is increased beyond $40 million, the incremental portion of the facility will have an effective rate of 13% (based on today’s adjusted LIBOR plus 11% with a LIBOR floor of 2%). The full terms of the new facility will be filed on www.sedar.com.

About Mogo Finance Technology Inc.

Mogo (TSX: MOGO; OTCQX: MOGOF) — a Vancouver-based financial technology company — is focused on leading the shift to digital financial services in Canada, with innovative products designed to make it easier for Canadians to manage their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, the Mogo Prepaid Visa® Card, mortgages and personal loans. With more than 450,000 members and growing, Mogo is offering consumers real alternatives to the big banks. To learn more, please visit mogo.ca or download the mobile app ( iOS or Android).

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding Mogo’s plans to increase its loan portfolio and ramp fee-based products. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s ability to expand its loan portfolio is subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 7, 2017, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/September2017/25/c5196.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 17:02e 25-SEP-17